Via Facsimile and U.S. Mail
Mail Stop 6010

June 16, 2006

Mr. Larry Glasscock
Chairman, President, & CEO
Wellpoint, Inc.
120 Monument Circle
Indianapolis, Indiana 46204

Re: **Form 10-K for Fiscal Year Ended December 31, 2005**
        Filed February 23, 2006
        File No. 1-16751

Dear Mr. Glasscock:

We have reviewed your May 10, 2006 response to our April 27, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005
Critical Accounting Policies and Estimates
Medical Claims Payable, page 55

1. Refer to your response to our comments 1.a. and 1.b. and paragraphs 8 and 9 of your proposed disclosure. Please clarify in detail in your proposed disclosure to what the increase in completion factors and decrease in claim trends over the period from 2004 to 2005 relates. Quantify the historical increase/decrease in completion/trend factors and the effect the changes had on your liability and results of operations.

2. Refer to your response to our comment 1.c. and paragraphs 8 and 9 of your proposed disclosure. Please clarify to what the 2% and 10% variance of the

completion and trend factors, respectively, relates and quantify the impact to your liability and operations.

3. Refer to paragraphs 3 and 5 of your proposed disclosure. Please reconcile the statement from paragraph 3 of your proposed disclosure that "the methods and assumptions are not changed as reserves are recalculated, rather the availability of additional paid claims information drives our changes in the re-estimate of the unpaid claim liability" to the discussion in paragraph 5 of your proposed disclosure that indicates that you "regularly review our assumptions regarding claim liabilities and make adjustments to benefits expense when necessary."

4. Refer to your response to our comment 1.d. and your proposed disclosure. We believe that if claims have been processed through your system, then those claims should be more reliable than claims incurred but not reported or processed. Please provide the amount of claims processed but not paid separately from IBNR estimates.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant